Exhibit 99.1

4.584 MW Forest Hill Rd Solar Project in Development by SolarBank in New York

540 Homes Expected to be Powered by this Community Solar Project

Toronto, Ontario, April 23, 2025 — SolarBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: GY2) (“SolarBank” or the “Company”) is pleased to announce its plans to develop a 4.584 MW DC ground-mount solar power project known as the Forest Hill Rd project (the “Project”) on a site located in upstate New York. With a secured site lease and interconnection study underway, the Project is another key addition to SolarBank’s expanding development pipeline—which exceeds one gigawatt—as well as the Company’s commitment to advancing community solar.

The Project will be eligible for the VDER rate compensation mechanism under NY Public Utility Commission case 15-E-0751. The year one average compensation is currently projected at $0.0971/kWh. The VDER (Value of Distributed Energy Resources) rate for solar projects in New York is the rate payable to the owner of the Project in return for the energy that is supplied to the grid.

Dr. Richard Lu, CEO of SolarBank Commented: “We continue to execute on our development pipeline of community solar projects. I also want to comment on the recent announcement of increased tariffs on south-east Asia solar cells and SolarBank’s plans to manage its supply chain. SolarBank has not been importing solar panels from any of the four countries that are subject to the tariffs announced by the U.S. Department of Commerce on April 21, 2025. As a result, its present operations are not affected by this announcement. In addition, SolarBank has been exploring sourcing solar panels from other jurisdictions such as the Middle East and North America, where (domestic assembled) solar panels are becoming cost competitive with the panels imported from Asia. SolarBank also has significant development opportunities in Canada where solar panels are not subject to the same tariffs. Finally, I am expecting that electricity costs will increase in response to these tariffs which will further mitigate the financial impact on projects. Overall, SolarBank is well positioned to manage this risk.”

Assuming the Project’s interconnection study is successful, the Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the Project. The Project is expected to be eligible for incentives under the New York State Energy Research and Development Authority (“NYSERDA”) NY-Sun Program. The Company is targeting incentives of up to $0.345/W DC for the Project. These incentives are a one time payment that are used to help support the financing required for the Project.

Once completed, the Project will be operated as a community solar project. Community solar is a group of solar panels with access to the local electricity grid. Once the panels are turned on and generating electricity, clean energy from the site feeds into the local power grid. Depending on the size and number of panels the project has, dozens or even hundreds of renters and homeowners can save money from the electricity that is generated by the project. By subscribing to a project, a homeowner earns credits on their electric bill every month from their portion of the solar that’s generated by the project, accessing the benefits of solar without installing panels on their home.

Solar Simplified handles all customer-facing activities for the Company’s community solar projects, allowing it to focus on developing and expanding its renewable energy portfolio. Solar Simplified’s expertise in acquisition, enrollment, and management ensures full project subscription and maximized revenue from day one. With a business model that aligns seamlessly with the Company’s, this partnership drives sustainable growth, enabling the Company to accelerate development, bring more projects online each year, and create greater value for its business and the communities served by the Company.

There are several risks associated with the development of the Project. The development of any project is subject to receipt of interconnection approval, receipt of a community solar contract, required permits, the continued availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the Project and statements made in this press release.

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar, Battery Energy Storage System (BESS) and EV Charging projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the solar power project mentioned in this press release; the number of homes expected to be powered; the receipt of interconnection approval, permits and financing to be able to construct the Project; the receipt of incentives for the Project; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any resurgence of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.